February 25, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Explorer Value Fund

Dear Mr. Sandoe,

The following responds to your comments of February 9, 2010 on the 485(a) filing made on December 22, 2009 for the above-referenced fund.

Comment 1:  Prospectus—Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you previously on other Vanguard registrants.

Response:         We will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Money Market Reserves, Vanguard Admiral Funds, Vanguard World Funds, Vanguard Morgan Growth Fund and Vanguard International Equity Index Funds registrants.

Comment 2:    Prospectus—Fee Table

Comment:         Please remove the footnote to the fee table.

Response:         We will remove the footnote to the fee table and will insert the word “estimated” in parenthesis after “Total Annual Fund Operating Expenses.”

Comment 3:  Prospectus—Portfolio Turnover

Comment:         Please remove the section entitled “Portfolio Turnover.”  Since this is a new fund, there is no portfolio turnover information to report.

Response:         Form N-1A does not specifically permit a fund to omit this information if the fund has no operating history.  We will revise the last sentence of this section to read “The Fund has no operating history, and therefore, has no portfolio turnover information.”

Comment 4:  SAI—Description of the Trust

Comment:         Please include ticker symbols for each of the funds listed in the table under “Description of the Trust.”

Response:         We will add the requested ticker symbols to the table.

Comment 5:  SAI—Investment Advisory Services

Comment:         In the description of “Other Accounts Managed” for Cardinal Capital Management, LLC, please disclose any accounts managed individually by the named portfolio managers.

Response:         None of the named portfolio managers manage money individually; they only manage accounts as a team.

Comment 6:  SAI— Investment Advisory Services

Comment:         In the “Description of Compensation” for Sterling Capital Management LLC, please confirm whether the base salary is fixed or variable.  Please indicate whether the performance comparison is made on a pre- or post-tax basis, and identify the peer group used to measure this performance.

Response:         We can confirm that the base salary is fixed and that the performance comparison is made on a pre-tax basis.  Sterling measures performance against a Wilshire peer group for the related investment strategy (small cap value, small-mid cap value and mid-cap value).  We will revise our disclosure accordingly.

Comment 7:    Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2627 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Laura J. Merianos

Senior Counsel

Securities Regulation, Legal Department